UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR
15d-16 UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of April 2013

SAFE BULKERS, INC.
(Translation of registrant’s name into English)

32 Avenue Karamanli, P.O. Box 70837, 16605 Voula, Athens, Greece
(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F ☑      Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Indicate by check mark whether the registrant by furnishing the information contained in the Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ☐      No ☑

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):

INCORPORATION BY REFERENCE

This Report on Form 6-K shall be incorporated by reference into our registration statement on Form F-3, as filed with the Securities and Exchange Commission on March 1, 2013, as amended on April 5, 2013, and as may be further amended (File No. 333-186977), to the extent not superseded by documents or reports subsequently filed by us under the Securities Act of 1933 or the Securities Exchange Act of 1934, in each case as amended.

ADDITIONAL RISK FACTOR

Because the Public Company Accounting Oversight Board is not currently permitted to inspect our independent accounting firm, you may not benefit from such inspections.

Auditors of U.S. public companies are required by law to undergo periodic Public Company Accounting Oversight Board (“PCAOB”) inspections that assess their compliance with U.S. law and professional standards in connection with performance of audits of financial statements filed with the Commission. Certain European Union countries, including Greece, do not currently permit the PCAOB to conduct inspections of accounting firms established and operating in such European Union countries, even if they are part of major international firms. The PCAOB conducted inspections in Greece in 2008 and evaluated our auditor’s performance of audits of SEC registrants and our auditor’s quality controls. The PCAOB issued its report which can be found on the PCAOB website. Currently, however, the PCAOB is unable to conduct inspections in Greece until a cooperation agreement between the PCAOB and the Greek Accounting & Auditing Standards Oversight Board is reached. Accordingly, unlike for most U.S. public companies, should the PCAOB again wish to conduct an inspection it is currently prevented from evaluating our auditor’s performance of audits and its quality control procedures, and, unlike shareholders of most U.S. public companies, our shareholders would be deprived of the possible benefits of such inspections.

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SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: April 5, 2013

SAFE BULKERS, INC.
By:	/s/ Konstantinos Adamopoulos
Name:	Konstantinos Adamopoulos
Title:	Chief Financial Officer